CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2024 BUDGET
CALGARY, ALBERTA – DECEMBER 14, 2023 – FOR IMMEDIATE RELEASE
Canadian Natural’s President, Tim McKay, commented on the Company's 2024 budget “Our teams remain focused on safe, reliable, effective and efficient operations throughout our asset base. Our unique and diversified asset base provides us a key competitive advantage as we can manage the pace and timing of development activities to maximize value growth from our assets. As part of our 2024 budget, the drilling program is weighted towards longer cycle projects in the first half of the year, primarily thermal in situ. During the second half of the year we will focus on shorter cycle development opportunities to better align with incremental market egress and potentially improved commodity pricing, maximizing value for our shareholders.
Our 2024 capital budget is disciplined, targeted at approximately $5.4 billion, as we look to deliver strong returns on capital, resulting in targeted exit 2024 production levels of approximately 1,455 MBOE/d, an increase of approximately 40 MBOE/d from targeted exit 2023 production levels, and driving targeted 2025 average annual production growth of approximately 4% to 5% compared to 2024 targeted average annual production levels. Annual production in 2024 is targeted to range between 1,330 MBOE/d and 1,380 MBOE/d, resulting in targeted production per share growth between 3% and 7% when compared to 2023 production per share levels, based upon recent strip pricing.
We are committed to supporting Canada's climate goals and continuing to reduce our environmental footprint with our aspirational goal of net zero greenhouse gas ("GHG") emissions in the oil sands by 2050, along with our other robust environmental targets. An example of our commitment is at Kirby North, where we are targeting to begin solvent injection at our commercial scale solvent Steam Assisted Gravity Drainage ("SAGD") pad development, which targets to reduce GHG intensities by approximately 50%. Our strong track record in research and development ("R&D") investment will continue in 2024 and beyond and is targeted to grow with our participation in the Pathways Alliance and its foundational Carbon Capture and Storage ("CCS") project. We believe Canadian energy is one of the most responsibly produced sources of energy in the world and should be the preferred energy choice."
Canadian Natural’s Chief Financial Officer, Mark Stainthorpe, continued “In 2023, we successfully executed on our disciplined capital program, delivering significant free cash flow driving strong returns to shareholders. We are focused on increasing returns to shareholders as shown by our most recent quarterly dividend increase in November 2023 to $1.00 per common share, making 2024 the 24th consecutive year of dividend increases and we are nearing our net debt level of $10 billion, targeted for Q1/24, at which time we will increase returns to shareholders to 100% of free cash flow.
Our financial position is very strong with debt to adjusted funds flow of approximately 0.7x while our net debt level is approaching $10 billion. This net debt level is conservative for a company our size and is supported by our world class assets and long life, high value reserves. With our prudent 2024 capital budget, low maintenance capital requirements and a long life low decline asset base, we target to deliver strong returns on capital with robust free cash flow while continuing to provide significant returns to shareholders in 2024."

2024 BUDGET HIGHLIGHTS
Canadian Natural's strategy of maintaining a large, diverse portfolio of high quality assets, supported by our long life low decline assets, enables the Company to maximize shareholder value through flexible capital allocation and optimized product mix. Canadian Natural maintains a high ownership level and operatorship in its properties and has an extensive infrastructure network, allowing us to control the nature, timing and extent of development in each of our project areas.
The Company’s focus on effective and efficient operations drives high return on capital projects that deliver industry leading free cash flow(1). Our ability to be nimble and flexible with capital allocation decisions within our diverse asset base is a significant competitive advantage as we can allocate capital to the highest return projects without being reliant on any one asset or commodity type, allowing us to maximize value for our shareholders.
▪As part of our 2024 budget, the drilling program is weighted towards longer cycle projects in the first half of the year, primarily thermal in situ. In the second half of the year, assuming commodities do not have material price declines in 2024, the program will shift to being weighted towards shorter cycle development opportunities to better align with incremental market egress, allowing us to maximize value for our shareholders.
•The Company targets to drill approximately 65% of the total net budgeted conventional exploration and production ("E&P") wells during the second half of 2024.
▪The Company's 2024 capital budget is disciplined, targeted at approximately $5.4 billion(1), excluding abandonment and reclamation expenditures, and targets to provide near-term production growth in 2024 and mid- and long-term production and capacity growth beyond 2024. Highlights of the 2024 budget include:
•Canadian Natural is progressing with its highly capital efficient drill to fill development strategy across its conventional E&P assets, including the following:
◦Across our extensive liquids-rich natural gas and light crude oil assets in British Columbia and Alberta, the Company targets to drill 134 net wells. The program consists of 91 net natural gas wells, of which approximately 70% are targeting the liquids-rich Montney formation and 43 net light crude oil wells.
◦The Company is continuing with its successful multilateral heavy crude oil program with a total of 135 net wells targeted to be drilled in 2024, primarily targeting the Mannville/Clearwater formations. Approximately 80% of the multilateral heavy crude oil program is targeted to be completed in the second half of the year.
◦Canadian Natural has a unique and diverse asset base which allows us to be nimble and adapt quickly to changing market conditions. The Company’s 2024 budget ensures we have flexibility to manage effective capital allocation through the year.
•In thermal in situ, the Company continues to expand its previously announced highly capital efficient pad add program, with four additional pads targeted to be drilled in 2024, as outlined below.
◦At Primrose, the Company is targeting to drill two CSS pads which are targeted to come on production in Q2/25, and one SAGD pad at Wolf Lake which is targeted to come on production in Q1/25.
◦At Jackfish, the Company is targeting to drill one SAGD pad in 2024, with production from this pad targeted to come on production in Q3/25.
◦At Kirby North, the Company is moving forward with the commercial scale solvent SAGD pad development with the objective to increase bitumen production, reduce the Steam to Oil Ratio ("SOR") by up to 50% and GHG intensity by approximately 40% to 50% while realizing high solvent recoveries. The Company is targeting to begin solvent injection in mid-2024.
•At the Company’s Pike thermal in situ asset (“Pike 1 Project”), the final investment decision to proceed with the Pike 1 Project was achieved as part of our 2023 capital budget. As part of our 2024 budget, the Company targets drilling and pipeline development activity in late 2024. This Pike 1 Project is targeted to add approximately 25,000 bbl/d of low cost, drill to fill production in 2027.
•The Company continues to pursue opportunities to debottleneck and increase production at both Horizon and at the Athabasca Oil Sands Project ("AOSP").
◦At Horizon, the Company targets to complete the remaining components and tie-ins related to the reliability enhancement project during the planned turnaround in Q2/24.
–This project targets to increase capacity of the zero decline, high value synthetic crude oil ("SCO") production at Horizon over a two year timeframe by shifting the planned turnarounds to once every two

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years from the current annual cycle. In 2025, Horizon annual production is targeted to increase by approximately 28,000 bbl/d, with the two year average annual SCO capacity at Horizon targeted to increase by approximately 14,000 bbl/d.
◦At the Scotford Upgrader, during the 49 day turnaround in Q4/24 a debottlenecking project will be completed, which targets to add incremental capacity of approximately 5,600 bbl/d net.
◦At Horizon, the Company is progressing its Naphtha Recovery Unit Tailings Treatment ("NRUTT") project that targets incremental production of approximately 6,300 bbl/d of SCO in Q3/27, for a total capital investment of approximately $350 million, with approximately $48 million in the 2024 budget. This project is targeted to reduce GHG emissions, equivalent to approximately 6% of Horizon's total Scope 1 emissions, and will result in lower reclamation costs over the life of the Horizon project.
2024 Targeted Production
▪In 2024, the Company is targeting a production guidance range of 1,330 MBOE/d to 1,380 MBOE/d, with 2024 exit rates targeted at approximately 1,455 MBOE/d, as the Company controls pace and timing of projects, in conjunction with incremental egress, ensuring value growth, maximizing value for our shareholders. This is targeted to deliver 2025 annual average production growth of approximately 4% to 5% compared to 2024 targeted annual average production levels.
•Production per share growth in 2024 is targeted to range from 3% to 7% when compared to targeted 2023 levels as a result of our robust free cash flow generation, which we target to allocate 100% to shareholders when we reach $10 billion in net debt(1), targeted for Q1/24.
•Targeted production mix is balanced in 2024, consisting of approximately 45% high value light crude oil and SCO, 28% bitumen and heavy crude oil and 27% natural gas.
•Liquids production, including SCO volumes, is targeted to range between 977 Mbbl/d to 1,008 Mbbl/d. The Company's long life low decline production represents approximately 79% of its total targeted liquids production in 2024.
◦At Jackfish and Kirby North, planned turnarounds are targeted to occur in Q2/24 and impact quarterly average production by approximately 17,100 bbl/d.
◦At Horizon, a planned turnaround is targeted to occur in Q2/24 with a full plant outage targeted for approximately 30 days, impacting quarterly average production by approximately 89,000 bbl/d.
◦At the non-operated Scotford Upgrader, planned turnarounds are targeted to occur throughout the year, beginning with a 10 day turnaround in April 2024, followed by a 49 day turnaround in September 2024 and October 2024 when the Scotford Upgrader will operate at reduced rates. The total impact to annual average production from these turnarounds is targeted at approximately 12,400 bbl/d.
•Natural gas production is targeted to range between 2,120 MMcf/d to 2,230 MMcf/d, with strong targeted natural gas production growth of approximately 7% from exit 2023 levels to exit 2024 levels.
(1) Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2023, dated November 1, 2023.

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2024 Targeted Production(1) (before royalties)	2024 Budget
Natural gas (MMcf/d)	2,120 - 2,230
Conventional E&P Crude Oil & NGLs (Mbbl/d)	253 - 265
Thermal and Oil Sands Mining & Upgrading (Mbbl/d)	724 - 743
Total Liquids (Mbbl/d)	977 - 1,008
Total MBOE/d	1,330 - 1,380
(1)Reflects planned downtime for turnaround activities on all assets, including Horizon, Scotford and Canadian Natural’s 70% ownership in the AOSP.
Note: Rounded to the nearest 1,000 bbl/d. See Advisory for cautionary statements, definitions, pricing assumptions and Non-GAAP and other financial measure disclosure.

2024 Capital Budget(1) ($ millions)	2024 Budget
Conventional E&P (excluding Thermal)	$2,540
Thermal and Oil Sands Mining & Upgrading	$2,880
Total	$5,420
(1)2024 capital budget reflects budgeted net capital expenditures, before abandonment expenditures of approximately $635 million related to the execution of the Company’s abandonment and reclamation programs in North America and the North Sea. The Company currently carries an Asset Retirement Obligation ("ARO") liability on its balance sheet for these budgeted future expenditures. Abandonment expenditures are reported before the impact of current income tax recoveries. Current tax recoveries are refundable at a rate of approximately 23% in Canada and at a combined current income tax and Petroleum Revenue Tax ("PRT") rates approximating 70% to 75% in the UK portion of the North Sea. The Company is eligible to recover interest on refunded PRT previously paid. With our ongoing commitment to environmental stewardship, 2024 will be the third year of our well abandonment program, with a pace to abandon the Company's North American inactive well inventory, existing as of December 31, 2021, in approximately 10 years.
ENVIRONMENTAL, SOCIAL & GOVERNANCE ("ESG") HIGHLIGHTS
Canada and Canadian Natural are well positioned to deliver affordable, reliable, safe, and responsibly produced energy that the world needs, through leading ESG performance. Canadian Natural's diverse portfolio is supported by a large amount of long life low decline assets which have low risk, high value reserves that require low maintenance capital. This allows us to remain flexible with our capital allocation and creates an ideal opportunity to pilot and apply technologies for GHG emissions reductions. Canadian Natural continues to invest in a range of technologies to reduce emissions, such as solvents for enhanced recovery and Carbon Capture, Utilization and Storage ("CCUS") projects. Our culture of continuous improvement provides a significant advantage to delivering on our strategy of investing in GHG technologies across our assets, including opportunities for methane emissions reduction, which will enhance the Company’s environmental performance and long-term sustainability.
We continue to support the Pathways Alliance driven by the six major oil sands companies, including Canadian Natural, that operate approximately 95% of Canada’s oil sands production. The goal of this unique alliance is to support Canada in meeting its climate commitments and position Canada to be the preferred source of crude oil globally. Working collectively with the federal and provincial governments, Pathways has a goal to achieve net zero GHG emissions from oil sands operations by 2050 and is pursuing realistic and workable solutions to deliver significant emissions reductions.
Environmental Targets
Canadian Natural is committed to reducing its environmental footprint and as previously announced, has committed to the following environmental targets:
▪40% reduction in corporate Scope 1 and Scope 2 absolute GHG emissions by 2035, from a 2020 baseline.
▪50% reduction in North America E&P (including thermal in situ) methane emissions by 2030, from a 2016 baseline.
▪40% reduction in thermal in situ fresh water usage intensity by 2026, from a 2017 baseline.
▪40% reduction in mining fresh river water usage intensity by 2026, from a 2017 baseline.
Details of the Canadian Natural’s leading ESG performance can be found in the Company’s 2022 Stewardship Report to Stakeholders on the Company's website at www.cnrl.com.

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CONFERENCE CALL & PRESENTATION
This press release will be accompanied by a conference call and presentation, where the Company will discuss its 2024 budget and strategy for maximizing shareholder value.
Note: The presentation materials will be available for download from our website 30 minutes prior to the conference call.
The event will take place on Thursday, December 14, 2023 at 9:00 a.m. MST / 11:00 a.m. EST.
Dial-in to the event:
North America 1-888-886-7786 / International 001-416-764-8658.
Webcast presentation:
Access to the webcast can be found on our website, www.cnrl.com.
Conference call replay:
North America 1-877-674-7070 / International 001-416-764-8692 (Passcode: 347111#).
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

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ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby thermal oil sands project, the Jackfish thermal oil sands project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the impact of the Pathways Alliance ("Pathways") initiative and activities, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+") the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine, continuing effects of the novel coronavirus ("COVID-19") pandemic, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack and other cyber-related crime; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the Company's ability to implement strategies and leverage technologies to meet climate change initiatives and emissions targets; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is

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not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") and the Company's MD&A for the three and nine months ended September 30, 2023 and audited consolidated financial statements for the year ended December 31, 2022. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements and MD&A for the three and nine months ended September 30, 2023 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this press release on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this press release, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2022, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A.
Special Note Regarding Non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three and nine months ended September 30, 2023, dated November 1, 2023.
Free Cash Flow
Free cash flow is a non-GAAP financial measure calculated as adjusted funds flow adjusted for base capital expenditures and dividends on common shares for 2023 and comparable periods. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
The 2024 capital budget reflects budgeted net capital expenditures, before abandonment expenditures of approximately $635 million related to the execution of the Company’s abandonment and reclamation programs in North America and the North Sea. The Company currently carries an ARO liability on its balance sheet for these budgeted future expenditures. Abandonment expenditures are reported before the impact of current income tax recoveries. Current tax recoveries are refundable at a rate of approximately 23% in Canada and at a combined current income tax and PRT rates approximating 70% to 75% in the UK portion of the North Sea. The Company is eligible to recover interest on refunded PRT previously paid. With our ongoing commitment to environmental stewardship, 2024 will be the third year of our well abandonment program, with a pace to abandon the Company's North American inactive well inventory, existing as of December 31, 2021, in approximately 10 years.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.

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Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.

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